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Exhibit 8.1

SUBSIDIARIES OF BAKBONE SOFTWARE INCORPORATED

Subsidiary	Jurisdiction of Incorporation	Percentage Owned
BakBone Software, Inc.	U.S.	100%
BakBone Acquisition Corp.	U.S.	100%
Tracer Technologies Japan, K.K.	Japan	50%
NVS Holdings Inc.	Alberta	100%
NetVault Holdings Limited	U.K.	100%
BakBone Software Limited	U.K.	100%
BakBone Software K.K.	Japan	47%

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  Exhibit 8.1
SUBSIDIARIES OF BAKBONE SOFTWARE INCORPORATED